UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Boston Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101121101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 101121101	Page 2 of 6 Pages

1.	Names of reporting persons Mortimer B. Zuckerman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 896,222 (FN1)
	6.	Shared voting power None
	7.	Sole dispositive power 896,222 (FN1)
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person 896,222
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.6%
12.	Type of reporting person (see instructions) IN

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CUSIP No. 101121101	Page 3 of 6 Pages

Item 1	(a).	Name of Issuer:

Boston Properties, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

800 Boylston Street, Suite 1900, Boston, MA 02199

Item 2	(a).	Name of Person Filing:

Mortimer B. Zuckerman

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

510 Madison Avenue, New York, NY 10022

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP No.:

101121101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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CUSIP No. 101121101	Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 896,222 (FN1)

(b) Percent of class: 0.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 896,222 (FN1)

(ii) Shared power to vote or to direct the vote None

(iii) Sole power to dispose or to direct the disposition of 896,222 (FN1)

(iv) Shared power to dispose or to direct the disposition of None

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

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CUSIP No. 101121101	Page 5 of 6 Pages

(FN1)	Includes 689,845 shares of common stock, $0.01 par value per share (“Common Stock”), of Boston Properties, Inc., a Delaware corporation and 206,377 shares of Common Stock underlying exercisable options held by a trust of which the Reporting Person is the sole beneficiary and a trustee (the “Trust”). Does not include (i) 137,036 long term incentive units (“LTIP Units”) of partnership interest in Boston Properties Limited Partnership, that, upon the satisfaction of certain conditions, are convertible into common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (“Common Units”); (ii) 46,474 Common Units that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of Boston Properties, Inc., which are held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Zuckerman is the sole manager; and (iii) 8,134,869 Common Units held by the Trust. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2016. The Reporting Person has not included in this report his beneficial ownership of Common Units and LTIP Units which are convertible into Common Units because ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require Boston Properties, Inc. to redeem the Common Units in exchange for shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
(Date)

/s/ Mortimer B. Zuckerman
(Signature)

Mortimer B. Zuckerman
(Name)